                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 8)
                             VLSI TECHNOLOGY, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  918270-10-9
                                 (CUSIP NUMBER)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                        2200 MISSION COLLEGE BOULEVARD
                             SANTA CLARA, CA 95052
                           TELEPHONE:  (408) 765-8080
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                MARCH 1, 1995

                        (DATE OF EVENT WHICH REQUIRES
                          FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement.  [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following pages)

                              Page 1 of 4 Pages

CUSIP No. 918270-10-9                   13D                 Page 2 of 4 Pages

______________________________________________________________________________

1.     NAME OF REPORTING PERSON                              Intel Corporation
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON            94-1672743
______________________________________________________________________________

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                      (b)  [ ]
______________________________________________________________________________

3.     SEC USE ONLY
______________________________________________________________________________

4.     SOURCE OF FUNDS                                         Working Capital
______________________________________________________________________________

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
______________________________________________________________________________

6.     CITIZENSHIP OR PLACE OF ORGANIZATION                           Delaware
______________________________________________________________________________

   NUMBER OF            7.    SOLE VOTING POWER                      2,677,604
    SHARES                                                           (warrants)
 BENEFICIALLY           8.    SHARED VOTING POWER                          N/A
  OWNED BY
    EACH                9.    SOLE DISPOSITIVE POWER                 2,677,604
 REPORTING                                                           (warrants)
 PERSON WITH           10.    SHARED DISPOSITIVE POWER                     N/A
______________________________________________________________________________

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                        2,677,604
                                                                     (warrants)
______________________________________________________________________________

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES                                            [ ]
______________________________________________________________________________
13.     PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)                                               7%
______________________________________________________________________________

14.    TYPE OF REPORTING PERSON                                             CO
______________________________________________________________________________

CUSIP No. 918270-10-9                 13D                  Page 3 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Pursuant to Section 4 of the Stock and Warrant Purchase Agreement, dated August 25, 1992 (the "Agreement"), between Intel and VLSI, Intel is subject to certain standstill provisions and restrictions on transfer and voting with respect to its securities of VLSI. See the Agreement for a further description of these provisions.

        Between February 24, 1995 and March 1, 1995, in privately negotiated transactions, the Reporting Person sold call options covering an aggregate of 1,370,000 shares of Common Stock. The strike prices of the call options range from $15.00 to $15.25 per share and the call options can only be exercised on, and expire on, October 1, 1997. The call options, if exercised, will be settled in cash.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1,*    Intel/VLSI Stock and Warrant Purchase Agreement

         Exhibit 2.*    Intel/VLSI Joint Press Release Dated July 8, 1992

         Exhibit 3.**   Call Option Agreements

- --------------------
*    Previously filed.
** Documentation confirming sales of the call options is pending and will be filed by amendment.

CUSIP No. 918270-10-9                   13D                  Page 4 of 4 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 1, 1995.
                                            INTEL CORPORATION

                                            By   /s/  F. THOMAS DUNLAP, JR.
                                                ------------------------------
                                                    F. Thomas Dunlap, Jr.
                                                   Vice President, General
                                                    Counsel and Secretary